UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(E) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934
For the transition period from to
Commission file number:
TD WATERHOUSE GROUP, INC. 401(k) AND
PROFIT SHARING PLAN
(Full title of the plan)
THE TORONTO-DOMINION BANK
(Name of issuer of the securities held pursuant to the plan)
P.O. BOX 1
TORONTO-DOMINION CENTRE
KING STREET WEST AND BAY STREET
TORONTO, ONTARIO M5K1A2
CANADA
(Address of principal executive offices)

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2005
CONTENTS

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 8

Supplemental Schedule*:

Schedule H, Part IV, Item 4(i) – Form 5500, Schedule of Assets (Held at End of Year), December 31, 2005	9

Exhibit Index	11
*Other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator of the
  TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2004 was audited by other auditors whose report dated April 29, 2005 expressed an unqualified opinion on that statement.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/S/ ERNST & YOUNG, LLP
New York, New York
May 26, 2006

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
ASSETS

Cash	$169,402	$3,168
Investments:
At fair value:
Mutual Funds	129,857,988	125,508,277
Common Stock	22,069,635	20,905,861
Participant loans receivable	4,920,474	5,806,551

Total cash and investments	157,017,499	152,223,857

Employer profit sharing contribution receivable	5,890,907	5,691,487
Common stock dividends receivable	154,782	0

Net assets available for benefits	$163,063,188	$157,915,344

See accompanying notes.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Additions to net assets attributed to:
Investment income:
Dividends and interest	$4,895,471
Net appreciation in fair value of investments	11,656,980

Net investment income	16,552,451

Contributions:
Participants	13,219,013
Employer	3,654,565
Employer profit sharing	5,890,907

Total contributions	22,764,485

39,316,936

Deductions
Deductions from net assets attributed to benefits paid to participants	(30,062,592)

Cash and investments transferred out due to acquisition	(4,106,500)

Net increase during the year	5,147,844

Net assets available for benefits:

Beginning of year	157,915,344

End of year	$163,063,188

See accompanying notes.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2005
1.	PLAN DESCRIPTION

The TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the “Plan”) is a defined contribution plan formerly sponsored by TD Waterhouse Group, Inc. (“TDW Group”) and its subsidiaries (the “Company”). TDW Group was formerly a wholly owned subsidiary of The Toronto-Dominion Bank (“TD”). On January 24, 2006, TDW Group was acquired by Ameritrade Holding Corporation. On April 21, 2006, TDW Group was dissolved and merged into Ameritrade Online Holdings Corporation (“AOH”) (presently known as TD AMERITRADE Online Holdings Corporation). AOH is now the sponsor of the Plan as the successor to TDW Group. The Plan was established on September 1, 1994, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. Participants are eligible to make 401(k) deferrals at the later of the first day of the calendar month following 30 days of service or the January 1, April 1, June 1, or October 1 following the attainment of age 21. Participants are eligible to receive matching contributions on the January 1, April 1, June 1, or October 1 following the later of their completion of one year of service or the attainment of age 21.

The Plan also provides for discretionary profit sharing contributions. The amount of the Company’s annual profit sharing contribution to the Plan is determined at the discretion of the Company’s Board of Directors. The Company’s profit sharing contribution may be in the form of cash or shares of TD’s common stock. All employees of the Company who have completed at least one year of service, as defined in the Plan, are eligible on the January 1 or July 1 immediately following the completion of one year of service, to receive the annual profit sharing contribution if the employee is employed on the last day of the Plan year.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant to reflect the participant’s contributions, matching contributions, profit sharing contributions and investment earnings. Investment earnings are allocated daily based on each participant’s investment choices and relative account balances.

CONTRIBUTIONS

Each year, participants may contribute up to 35 percent of their compensation, as defined in the Plan, limited to the maximum amount of pre-tax annual compensation as determined by the Internal Revenue Code (“IRC”). Participants who are age 50 or older may make additional “catch-up contributions.” Participants also may contribute amounts representing distributions from other qualified employer-sponsored retirement plans. Each year, the Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan (not including any catch-up contributions) not to exceed 6% of the participant’s compensation. The Company’s matching contribution shall be made in cash. A discretionary profit sharing contribution may be made annually. Participants direct the investment of all contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offered 23 mutual funds and common stock of TD as investment options for participants.

VESTING

Participants are immediately vested in voluntary contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions is based on years of continuous service. A participant becomes 100% vested in the Company matching and profit sharing contributions after six years of credited

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
service. However, a participant who was an associate of R.J. Thompson Holdings, Inc. or Info Comp International Inc. on December 15, 2001, became 100% vested in matching contributions after four years of credited service. Pursuant to a Plan amendment, effective January 24, 2006, employees of the TDW Group entities acquired by Ameritrade Holding Corporation became 100% vested in the Plan as of January 24, 2006 if they were employed and participating in the Plan as of that date. A participant whose employment is terminated prior to his/her retirement date (for any reason other than death), shall have a vested and nonforfeitable right in the Company’s matching and profit sharing contributions, and any earnings or losses attributable thereto, in accordance with the following schedule:

Years of Service	Percentage
(as defined by the “Plan”)
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%
INVESTMENT OPTIONS
Participants’ funds are invested at the discretion of the participants among the following T. Rowe Price funds: T.Rowe Price New Income Fund, T.Rowe Price Blue Chip Growth Fund, T.Rowe Price Capital Appreciation Fund, T.Rowe Price Emerging Markets Stock Fund, T.Rowe Price Equity Index Fund, T. Rowe Price International Stock Fund, T.Rowe Price Mid-Cap Growth Fund, T.Rowe Price Prime Reserve Fund, T.Rowe Price Small –Cap Value Fund, T.Rowe Price Science and Technology Fund, T.Rowe Price Equity Income Fund, T.Rowe Price International Bond Fund, T. Rowe Price Media and Telecommunications Fund, T.Rowe Price Income Fund, T.Rowe Price Retirement 2005 Fund, T.Rowe Price Retirement 2010 Fund, T.Rowe Price Retirement 2015 Fund, T.Rowe Price Retirement 2020 Fund, T.Rowe Price Retirement 2025 Fund, T.Rowe Price Retirement 2030 Fund, T.Rowe Price Retirement 2035 Fund, T.Rowe Price Retirement 2040 Fund, T.Rowe Price Retirement 2045 Fund, the T.Rowe Price Retirement Income Fund, and TD common stock. T. Rowe Price is the trustee of the Plan and TDW Group, a former wholly owned subsidiary of TD, was the Plan sponsor. Due to these relationships, the investments in T. Rowe Price Funds and TD’s common stock qualify as party-in-interest transactions. Pursuant to a Plan amendment, effective January 24, 2006, TD common stock ceased to be available as an investment option under or for distribution by the Plan. Participants may change the election of future contributions to their account or reallocate past contributions any time with no limit on the number of changes.
PARTICIPANT LOANS RECEIVABLES
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of (i) $50,000 minus the greatest amount owed on a loan during the previous 12 months, (ii) 50% of their vested account, or (iii) any loan amount for which the loan repayments will not exceed the participant’s net earnings each month, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date the loan is made. Principal and interest are repaid through payroll deductions.
PAYMENT OF BENEFITS
On termination of service for any reason, a participant is entitled to receive the value of the participant’s vested interest in his or her account. Pursuant to a Plan amendment, effective March 28, 2005, if the value of the participant’s account is less than $1,000, the participant will automatically receive the value of his or her account in a single lump sum and if the value of the participant’s account is greater than $1,000, a participant may elect to receive the value of his or her account in a single lump sum, a direct rollover to

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
another eligible retirement plan, equal monthly, quarterly, semi-annual or annual installments for a period that does not exceed the participant’s or the beneficiary’s life expectancy, or a combination of the lump-sum and the direct rollover. Prior to March 28, 2005, with respect to distributions, the threshold for automatic distributions of the value of the participant’s account was $5,000. A participant can elect to receive such portion of his or her account as was invested in common stock of TD in whole shares of stock or in cash (or in a combination of the two). Withdrawals may be made under certain other circumstances in accordance with the Plan document. The related benefits paid for these party-in-interest transactions for the year ended December 31, 2005 consisted of 49,069 shares of TD’s common stock, with an aggregate fair value of $2,227,362, and cash of $1,348,700. The value of the shares of T.Rowe Price funds is distributed in cash. The related benefits paid for these party-in-interest transactions was $26,486,530.

FORFEITURES

At December 31, 2005, forfeited nonvested accounts totaled $592,939. These amounts will be used to reinstate prior forfeitures for employees who return to work and to reduce future Company contributions. No forfeiture amounts were used to meet the employer’s profit sharing contribution commitment for 2005.

PLAN ADMINISTRATION AND TRUSTEESHIP

The terms and provisions of the Plan were administered by the “Committee,” as defined in the Plan document. The Committee was appointed by the Board of Directors of TD, and consisted of at least three individuals who had the authority to control and manage the operation and administration of the Plan. Committee members served without pay. Pursuant to an amendment of the Plan, effective January 24, 2006, Committee shall mean the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Committee (“Ameritrade 401(k) Committee”). The Ameritrade 401(k) Committee may by majority vote remove or add members.

T.Rowe Price is directed by plan participants concerning purchases and sales of fund investments. T.Rowe Price makes investment decisions for the funds held in the T.Rowe Price mutual funds and provides record-keeping services for all Plan funds.

The Plan’s investments are held by T.Rowe Price under a trust agreement.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

2.	TRANSFER OUT DUE TO ACQUISITION

On January 24, 2006, TDW Group was acquired by Ameritrade Holding Corporation. TD Asset Management, Inc. and TD Waterhouse Bank, N.A. (presently known as TD Bank USA, N.A.), former wholly owned subsidiaries of TDW Group, were not acquired by Ameritrade Holding Corporation. On December 30, 2005, assets for employees of TD Asset Management, Inc. and TD Waterhouse Bank, N.A. with an aggregate fair value of $4,106,500 were transferred to the TD Securities Retirement USA, Inc. Retirement Plan.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The Plan’s financial statements are prepared on the accrual basis of accounting.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
INVESTMENT VALUATION

The Plan’s investments are stated at fair value. Investments in TD’s common stock are stated at market value, defined as the closing price on the last business day of the Plan Year. Shares of registered investment companies are valued at quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income is recorded when earned.

CONTRIBUTIONS

Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

RISKS AND UNCERTAINITIES

The Plan provides for various investment options, whose underlying investments may include investments in any combination of equities, fixed income securities, currency and commodities and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

EXPENSES

Administrative expenses of the Plan are borne by the Company and are not included within the Plan’s financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
4.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets available for benefits.

	December 31
	2005	2004
Common Stock
The Toronto-Dominion Bank (418,779 and 501,580 shares)	$22,069,635	$20,905,861

Mutual funds
T. Rowe Price Blue Chip Growth Fund (505,197 and 567,304 shares)	$16,509,842	$17,541,051
T.Rowe Price Capital Appreciation Fund (487,674 and 421,792 shares)	9,782,739	8,220,719
T.Rowe Price Emerging Markets Stock Fund (329,143 and 256,750 shares)	8,452,380	*
T. Rowe Price Equity Index Fund (353,166 and 390,784 shares)	11,848,726	12,723,913
T.Rowe Price Mid-Cap Growth Fund (302,593 and 303,710 shares )	16,382,392	15,149,043
T.Rowe Price Prime Reserve Fund (20,397,463 and 21,939,970 shares)	20,397,463	21,939,970
T.Rowe Price Small-Cap Value Fund (353,918 and 353,300 shares)	13,063,130	12,605,740
T.Rowe Price Science and Technology Fund (462,184 and 575,618 shares)	9,044,933	10,994,296

*	Investment represented less than 5% of Plan net assets as of December 31, 2004.
The closing price for TD’s common stock was $52.70 and $41.68 per share on December 31, 2005 and December 31, 2004, respectively.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$4,839,219
Mutual funds	6,817,761

$11,656,980

5.	FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated May 20, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Schedule H, Part IV, Item 4(i) – Form 5500
Schedule of Assets (Held at End of Year)
December 31, 2005

	Number	Fair
	Of Shares	Value
Cash		$169,402
The Toronto-Dominion Bank Common Stock	418,779	22,069,635

T.Rowe Price New Income Fund	438,013	3,928,972
T.Rowe Price Blue Chip Growth Fund	505,197	16,509,842
T.Rowe Price Capital Appreciation Fund	487,674	9,782,739
T.Rowe Price Emerging Markets Stock Fund	329,143	8,452,380
T.Rowe Price Equity Index 500 Fund	353,166	11,848,726
T.Rowe Price International Stock Fund	319,165	4,720,450
T.Rowe Price Mid-Cap Growth Fund	302,593	16,382,392
T.Rowe Price Prime Reserve fund	20,397,463	20,397,463
T.Rowe Price Small-Cap Value Fund	353,918	13,063,130
T.Rowe Price Science and Technology Fund	462,184	9,044,933
T.Rowe Price Equity Income Fund	181,877	4,714,243
T.Rowe Price International Bond Fund	159,871	1,502,783
T.Rowe Price Media and Telecommunications Fund	184,654	6,202,521
T.Rowe Price Retirement 2005	545	5,923
T.Rowe Price Retirement 2010	3,154	45,953
T.Rowe Price Retirement 2015	7,717	86,584
T.Rowe Price Retirement 2020	19,384	302,973
T.Rowe Price Retirement 2025	34,172	391,948
T.Rowe Price Retirement 2030	52,575	866,967
T.Rowe Price Retirement 2035	65,712	763,579
T.Rowe Price Retirement 2040	45,600	755,591
T.Rowe Price Retirement 2045	2,797	30,314
T.Rowe Price Retirement Income Fund	4,621	57,582
Participants loans receivable – maturing in 1-180 months (Interest rates on loans range from 5% -10.50%)		4,920,474

Total Assets Held at End of Year		$157,017,499

All investment options are a party-in-interest to the Plan.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan

By:	/s/ JOHN R. MACDONALD
John R. MacDonald
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
TD AMERITRADE Holding Corporation
Date: June 19, 2006

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm